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                                                     Filed by Liquid Audio, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                      and deemed filed pursuant to Rule 13e-4(c) and Rule 14a-12 under the Securities Act of 1934
                                                                 August 21, 2002

                                  Subject Company:  Alliance Entertainment Corp.
                                                   Commission File No. 001-13054


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INVESTOR CONTACT:                                         MEDIA CONTACT:
Michael Bolcerek                                          Kimberly Strop
650-549-2000                                              650-549-2194
mbolcerek@liquidaudio.com                                 kstrop@liquidaudio.com


                              [LIQUID AUDIO LOGO]

                                                           FOR IMMEDIATE RELEASE

       LIQUID AUDIO FILES LAWSUIT AGAINST MM COMPANIES AND STEEL PARTNERS

     SUIT ALLEGES VIOLATIONS BY MM COMPANIES OF THE 1940 ACT AND BY STEEL PARTNERS OF SEC PROXY RULES REDWOOD CITY, Calif. (Aug. 21, 2002)--Liquid Audio, Inc. (Nasdaq: LQID) today announced that it has filed a lawsuit against MM Companies, Inc. and Steel Partners II, L.P. in U.S. District Court for the Southern District of New York. Liquid Audio is asking the court to prohibit MM Companies and Steel Partners from violating the federal securities laws in connection with their campaigns to take control of Liquid Audio, as well as seeking compensatory and punitive damages as a result of their alleged violations.


     Liquid Audio's complaint alleges that MM Companies has failed to register as an investment company under the Investment Company Act of 1940, and that its purchase of Liquid Audio shares and subsequent proxy contest to take control of Liquid Audio's board of directors is therefore in violation of that Act. The complaint also charges that Steel Partners is conducting an illegal proxy contest by failing to make the proper filings with the Securities and Exchange Commission (SEC) and that, in the course of its contest, Steel Partners has distributed false and misleading statements to Liquid Audio stockholders. Liquid Audio is seeking to enjoin MM Companies from continuing its campaign to take control of Liquid Audio and from communicating with Liquid Audio stockholders. In addition, Liquid Audio is seeking to require Steel Partners to comply with the SEC's proxy rules, to retract its recent press release concerning Liquid Audio's proposed merger with Alliance Entertainment and to disseminate corrective disclosure.

     According to Gerry Kearby, Liquid Audio's president and CEO, "Liquid
Audio's board of directors remains committed to our combination with Alliance Entertainment. We simply cannot
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allow MM Companies and Steel Partners to continue to spread misinformation about the transaction. We believe that they should be required to play by the rules."

Liquid Audio, Inc. is a leading provider of software, infrastructure and services for the secure digital delivery of media over the Internet. The Liquid Audio solution gives content owners, Web sites and companies the ability to publish, syndicate and securely sell digital media online with copy protection and copyright management. Using the Liquid(TM) Player software, available for free download at www.liquidaudio.com, consumers can preview and purchase downloadable music from hundreds of affiliate Web sites in the Liquid Music Network(TM).
                                      # # #

 Liquid, Liquid Audio, Liquid Player, Liquid Music Network and the Liquid Audio
                   logo are trademarks of Liquid Audio, Inc.

FOR MORE INFORMATION, PRESS ONLY:
Kim Strop, Liquid Audio, Inc., (650) 549-2194, email: kstrop@liquidaudio.com

Forward-looking Statements
--------------------------
All statements made in this release, other than statements of historical fact, are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "will," "guidance" and similar expressions typically are used to identify forward-looking statements. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the businesses of Liquid Audio and Alliance Entertainment and the industries and markets in which the companies operate. Those statements are not guarantees of future performance and involve risks, uncertainties and assumptions that will be difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied by those forward-looking statements. Factors that may affect Liquid Audio's and Alliance Entertainment's businesses, financial condition and operating results include the effects of changes in the economy, consumer spending, the stock market and the industries in which they operate generally, changes affecting the Internet and e-commerce, the ability of the companies to maintain relationships with strategic partners and suppliers, the ability of the companies to timely and successfully develop, maintain and protect their technology and product and service offerings and execute operationally and the ability of the companies to attract and retain qualified personnel. These factors may also include, but are not limited to, general market conditions, our ability to develop new products to meet market demand, our ability to successfully combine two geographically dispersed businesses, our ability to realize synergies of the merger; our ability to maintain cost controls; the mix of products and services our customers require and the effects of natural disasters, international conflicts and other events beyond our control. More information about potential factors that could affect Liquid Audio can be found in its most recent Form 10-K, Form 10-Q and other reports and statements filed by Liquid Audio with the Securities and Exchange Commission ("SEC"). Each of Liquid Audio and Alliance Entertainment expressly disclaims any intent or obligation to update those forward-looking statements, except as otherwise specifically stated by it.

Additional Information and Where to Find It
-------------------------------------------
Liquid Audio has filed a Registration Statement on SEC Form S-4 in connection with the merger and plans to file a Tender Offer Statement on Schedule TO in connection with the offer. Investors and stockholders of Liquid Audio and Alliance Entertainment are urged to read the Registration Statement and the Tender Offer Statement carefully when it is available. The Registration Statement contains important information about the companies, the merger and related matters. Investors and stockholders will be able to obtain free copies of these documents through the web site maintained by the SEC at http://www.sec.gov. Free copies of the Registration Statement and these other documents may also be obtained from Liquid Audio by directing a request through the Liquid Audio Web site at http://www.liquidaudio.com or by mail to Liquid Audio, Inc., Attention: Investor Relations.


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In addition to the Registration Statement and the Tender Offer Statement, Liquid
Audio files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Liquid Audio at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Liquid Audio's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

Interests of Certain Persons in the Merger
------------------------------------------
The directors and executive officers of Liquid Audio and Alliance Entertainment have interests in the merger, some of which may differ from, or may be in addition to, those of the stockholders of Liquid Audio and Alliance Entertainment generally. A description of the interests that the directors and executive officers of the companies have in the merger is available in the Registration Statement.

Solicitation of Proxies
-----------------------
Liquid Audio and Alliance Entertainment, their respective directors, executive officers and certain other members of their management and employees may be soliciting proxies from stockholders of Liquid Audio and Alliance Entertainment in favor of the merger. Information concerning the participants is set forth in the Registration Statement filed with the SEC.